EXHIBIT 99.1

Colliers International Reports Strong Third Quarter Results

Continued revenue and earnings growth, with significant contribution from new Investment Management platform

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of US$, except EPS)	2018	2017	2018	2017

Revenues	$715.7	$618.8	$1,935.5	$1,671.3
Adjusted EBITDA (note 1)	72.7	55.3	178.2	146.8
Adjusted EPS (note 2)	0.92	0.66	2.32	1.79

GAAP operating earnings	42.0	34.5	103.3	88.5
GAAP EPS	0.41	0.16	1.13	0.48

TORONTO, Oct. 30, 2018 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ: CIGI) (TSX: CIGI) today reported operating and financial results for its third quarter ended September 30, 2018. All amounts are in US dollars.

Revenues for the third quarter were $715.7 million, a 16% increase (17% in local currency) relative to the same quarter in the prior year, adjusted EBITDA (note 1) was $72.7 million, up 31% (33% in local currency) and adjusted EPS (note 2) was $0.92, a 39% increase versus the prior year quarter. Third quarter adjusted EPS would have been approximately $0.01 higher excluding foreign exchange impacts. GAAP operating earnings were $42.0 million, relative to $34.5 million in the prior year period. GAAP diluted net earnings per common share was $0.41 in the quarter, versus $0.16 per share for the same quarter a year ago. Third quarter GAAP EPS would have been approximately $0.01 higher excluding changes in foreign exchange rates.

For the nine months ended September 30, 2018, revenues were $1.94 billion, a 16% increase (14% in local currency) relative to the comparable prior year period, adjusted EBITDA was $178.2 million, up 21% (20% in local currency) and adjusted EPS was $2.32, a 30% increase versus the prior year period. Year-to-date adjusted EPS would have been approximately $0.04 lower excluding foreign exchange impacts. GAAP operating earnings were $103.3 million, relative to $88.5 million in the prior year period. GAAP diluted net earnings per common share for the nine month period was $1.13, compared to $0.48 per share in the prior year period. Year-to-date GAAP EPS would have been approximately $0.04 lower excluding changes in foreign exchange rates.

“We generated strong overall revenue and earnings growth during the quarter, with a significant contribution from our new Investment Management platform. Given our performance through the first nine months of the year, current business pipelines and expectations of continuing stable to growing market conditions generally, we expect a solid fourth quarter and finish to the year,” said Jay S. Hennick, Chairman and CEO of Colliers International. “At the beginning of the quarter, we completed our strategic investment in Harrison Street Real Estate Capital, one of the largest real estate investment firms dedicated to the education, healthcare and storage sectors globally. Harrison Street, together with our existing European investment management business, will form the core of our new Investment Management platform going forward with $25.9 billion in assets under management as of September 30, 2018. Since the beginning of the quarter, we also completed strategic acquisitions strengthening our services businesses in Denmark, Canada, Germany and Australia,” he concluded.

About Colliers International Group Inc.
Colliers International Group Inc. (NASDAQ: CIGI) (TSX: CIGI) is a top tier global real estate services and investment management company operating in 69 countries with a workforce of more than 13,000 professionals. Colliers is the fastest-growing publicly listed global real estate services and investment management company, with 2017 corporate revenues of $2.3 billion ($2.7 billion including affiliates). With an enterprising culture and significant employee ownership and control, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide, and through its investment management services platform, has more than $25 billion of assets under management from the world’s most respected institutional real estate investors.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice to accelerate the success of its clients. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 13 consecutive years, more than any other real estate services firm. Colliers is ranked the number one property manager in the world by Commercial Property Executive for two years in a row.

Colliers is led by an experienced leadership team with significant equity ownership and a proven record of delivering more than 20% annualized returns for shareholders, over more than 20 years.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Consolidated Revenues

	Three months ended				Nine months ended
(in thousands of US$)	September 30		Growth	Growth	September 30		Growth	Growth
(LC = local currency)	2018	2017	in US$ %	in LC %	2018	2017	in US$ %	in LC %

Outsourcing & Advisory	$258,672	$230,727	12%	15%	$755,883	$658,536	15%	13%
Lease Brokerage	229,294	197,035	16%	17%	618,692	522,190	18%	17%
Sales Brokerage	195,926	188,203	4%	6%	523,871	482,128	9%	7%
Investment Management	31,829	2,833	NM	NM	37,098	8,440	NM	NM

Total revenues	$715,721	$618,798	16%	17%	$1,935,544	$1,671,294	16%	14%

Consolidated revenues for the third quarter grew 17% on a local currency basis, with contributions from each service line. Consolidated internal revenue growth in local currencies was 6% (note 3) led by Lease Brokerage.

For the nine months ended September 30, 2018, consolidated revenues grew 14% on a local currency basis. Year-to-date consolidated internal revenue growth in local currencies was 6% led by Lease Brokerage.

Segmented Quarterly Results
The Americas region’s revenues totalled $404.6 million for the third quarter compared to $359.4 million in the prior year quarter, up 13% (14% on a local currency basis). Local currency revenue growth was comprised of 9% internal growth and 5% from recent acquisitions. Internal growth for the quarter was split evenly among service lines. Adjusted EBITDA was $33.3 million, versus $30.8 million in the prior year quarter, up 8%. GAAP operating earnings were $24.4 million, versus $21.2 million in the prior year period.

EMEA region revenues totalled $146.3 million for the third quarter compared to $128.1 million in the prior year quarter, up 14% (15% on a local currency basis). Local currency revenue growth was comprised of 13% growth from recent acquisitions and 2% internal growth. Internal revenue growth was led by an increase in Lease Brokerage largely offset by a decline in Sales Brokerage relative to a strong comparative in the prior year period. Adjusted EBITDA was $17.3 million, versus $11.1 million in the prior year quarter, up 56%. GAAP operating earnings were $9.4 million, versus $6.1 million in the prior year quarter.

Asia Pacific region revenues totalled $132.5 million for the third quarter compared to $128.1 million in the prior year quarter, up 3% (8% on a local currency basis). Local currency revenue growth was comprised of 5% internal growth and 3% growth from recent acquisitions. Internal growth was led by Lease Brokerage and Outsourcing & Advisory. Adjusted EBITDA was $17.8 million, versus $15.6 million in the prior year quarter, up 14%. GAAP operating earnings were $16.2 million, versus $14.1 million in the prior year period.

The new Investment Management segment is comprised of Harrison Street which was acquired in July 2018, and the Company’s existing European investment management business which was previously reported within the EMEA segment. Investment Management revenues for the third quarter were $31.8 million and Adjusted EBITDA was $9.6 million. Operating earnings were $2.4 million and were impacted by a significant increase in acquisition-related intangible asset amortization. Assets under management increased to $25.9 billion as of September 30, 2018, up 9% sequentially from $23.7 billion at the beginning of the third quarter when the Company acquired Harrison Street.

Global corporate costs as reported in adjusted EBITDA were $5.3 million in the third quarter, up from $2.2 million in the prior year period, primarily on account of higher insurance costs as well as performance-based incentive compensation accruals. The corporate GAAP operating loss for the quarter was $10.4 million, relative to $6.9 million in the prior period.

Conference Call
Colliers will be holding a conference call on Tuesday, October 30, 2018 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies, and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2018	2017	2018	2017

Net earnings	$25,384	$20,362	$62,727	$53,119
Income tax	10,257	10,941	27,832	28,068
Other income, net	(581)	(332)	(1,041)	(2,368)
Interest expense, net	6,896	3,487	13,753	9,708
Operating earnings	41,956	34,458	103,271	88,527
Depreciation and amortization	23,161	12,976	55,303	39,384
Acquisition-related items	6,271	6,149	14,265	13,666
Restructuring costs	-	760	416	1,803
Stock-based compensation expense	1,277	939	4,978	3,411
Adjusted EBITDA	$72,665	$55,282	$178,233	$146,791

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted earnings per share:

Adjusted earnings per share is defined as diluted net earnings per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2018	2017	2018	2017

Net earnings	$25,384	$20,362	$62,727	$53,119
Non-controlling interest share of earnings	(4,073)	(5,462)	(8,290)	(12,755)
Amortization of intangible assets	15,255	6,183	32,624	20,148
Acquisition-related items	6,271	6,149	14,265	13,666
Restructuring costs	-	760	416	1,803
Stock-based compensation expense	1,277	939	4,978	3,411
Income tax on adjustments	(5,440)	(2,057)	(10,413)	(6,523)
Non-controlling interest on adjustments	(1,929)	(1,048)	(3,979)	(2,777)
Adjusted net earnings	$36,745	$25,826	$92,328	$70,092

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2018	2017	2018	2017

Diluted net earnings per common share	$0.41	$0.16	$1.13	$0.48
Non-controlling interest redemption increment	0.13	0.22	0.24	0.55
Amortization of intangible assets, net of tax	0.23	0.10	0.52	0.32
Acquisition-related items	0.12	0.14	0.30	0.31
Restructuring costs, net of tax	-	0.02	0.01	0.04
Stock-based compensation expense, net of tax	0.03	0.02	0.12	0.09
Adjusted earnings per share	$0.92	$0.66	$2.32	$1.79

3. Local currency revenue growth rate and internal revenue growth

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2018	2017	2018	2017

Revenues	$715,721	$618,798	$1,935,544	$1,671,294

Cost of revenues	472,079	413,965	1,265,104	1,088,992
Selling, general and administrative expenses	172,254	151,250	497,601	440,725
Depreciation	7,906	6,793	22,679	19,236
Amortization of intangible assets	15,255	6,183	32,624	20,148
Acquisition-related items (1)	6,271	6,149	14,265	13,666
Operating earnings	41,956	34,458	103,271	88,527
Interest expense, net	6,896	3,487	13,753	9,708
Other income	(581)	(332)	(1,041)	(2,368)
Earnings before income tax	35,641	31,303	90,559	81,187
Income tax expense	10,257	10,941	27,832	28,068
Net earnings	25,384	20,362	62,727	53,119
Non-controlling interest share of earnings	4,073	5,462	8,290	12,755
Non-controlling interest redemption increment	5,125	8,631	9,439	21,381
Net earnings attributable to Company	$16,186	$6,269	$44,998	$18,983

Net earnings per common share
Basic	$0.41	$0.16	$1.15	$0.49
Diluted	$0.41	$0.16	$1.13	$0.48

Adjusted earnings per share (2)	$0.92	$0.66	$2.32	$1.79

Weighted average common shares (thousands)
Basic	39,198	38,860	39,139	38,804
Diluted	39,934	39,349	39,821	39,264

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(2) See definition and reconciliation above.
(3) New US GAAP revenue guidance was adopted effective January 1, 2018 which had the impact of (i) increasing the proportion of reimbursable expenses related to property management activities accounted for as revenue on a gross basis, with no impact on earnings and (ii) accelerating the recognition of revenue related to certain Lease Brokerage transactions, with an accompanying immaterial increase to earnings. The Company also restated its results for the three- and nine-month periods ended September 30, 2017 to reflect the impact of the adoption.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2018	December 31, 2017	September 30, 2017

Assets
Cash and cash equivalents	$114,737	$108,523	$109,822
Accounts receivable and contract assets	495,255	487,279	423,036
Prepaids and other assets	80,710	68,556	70,676
Current assets	690,702	664,358	603,534
Other non-current assets	86,616	72,736	77,548
Fixed assets	89,234	83,899	80,538
Deferred income tax	38,631	48,401	60,350
Goodwill and intangible assets	1,398,056	638,166	636,339
Total assets	$2,303,239	$1,507,560	$1,458,309

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$584,331	$646,722	$523,096
Other current liabilities	66,597	75,494	70,728
Long-term debt - current	2,415	2,426	2,245
Current liabilities	653,343	724,642	596,069
Long-term debt - non-current	818,113	247,467	369,651
Other liabilities	125,211	67,904	69,724
Deferred income tax	28,042	19,044	16,948
Redeemable non-controlling interests	334,910	145,489	140,210
Shareholders' equity	343,620	303,014	265,707
Total liabilities and equity	$2,303,239	$1,507,560	$1,458,309

Supplemental balance sheet information
Total debt	$820,528	$249,893	$371,896
Total debt, net of cash	705,791	141,370	262,074
Net debt / pro forma adjusted EBITDA ratio	2.2	0.6	1.1

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2018	2017	2018	2017

Cash provided by (used in)

Operating activities
Net earnings	$25,384	$20,362	$62,727	$53,119
Items not affecting cash:
Depreciation and amortization	23,161	12,976	55,303	39,384
Deferred income tax	1,406	1,762	2,805	6,012
Other	10,563	10,559	27,106	26,603
	60,514	45,659	147,941	125,118

Net change from assets/liabilities
Accounts receivable and contract assets	(31,538)	(10,105)	16,793	(4,584)
Prepaids and other assets	(2,100)	(69)	(7,401)	(5,514)
Payables and accruals	65,071	51,885	(87,518)	(55,218)
Other	7,759	1,693	2,921	9,285
Contingent acquisition consideration paid	(1,509)	(812)	(4,365)	(1,113)
Net cash provided by operating activities	98,197	88,251	68,371	67,974

Investing activities
Acquisition of businesses, net of cash acquired	(476,108)	(4,162)	(574,688)	(55,165)
Disposition of business, net of cash disposed	17,287	-	17,287	-
Purchases of fixed assets	(7,571)	(8,378)	(21,561)	(28,879)
Other investing activities	(3,913)	(17,769)	(21,873)	(34,790)
Net cash used in investing activities	(470,305)	(30,309)	(600,835)	(118,834)

Financing activities
Increase in long-term debt, net	401,907	(55,418)	574,268	101,936
Purchases of non-controlling interests, net	-	(5,279)	(73)	(35,156)
Dividends paid to common shareholders	(1,959)	(1,942)	(3,906)	(3,875)
Distributions paid to non-controlling interests	(3,544)	(6,514)	(16,147)	(17,506)
Other financing activities	(8,805)	(446)	(11,494)	(846)
Net cash provided by (used in) financing activities	387,599	(69,599)	542,648	44,553

Effect of exchange rate changes on cash	(5,000)	(1,503)	(3,970)	2,981

Increase (decrease) in cash and cash equivalents	10,491	(13,160)	6,214	(3,326)

Cash and cash equivalents, beginning of period	104,246	122,982	108,523	113,148

Cash and cash equivalents, end of period	$114,737	$109,822	$114,737	$109,822

Segmented Results
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended September 30

2018
Revenues	$404,607	$146,339	$132,518	$31,829	$428	$715,721
Adjusted EBITDA	33,279	17,325	17,805	9,580	(5,324)	72,665
Operating earnings	24,396	9,364	16,201	2,422	(10,427)	41,956

2017
Revenues	$359,383	$128,113	$128,052	$2,833	$417	$618,798
Adjusted EBITDA	30,813	11,095	15,607	(17)	(2,216)	55,282
Operating earnings	21,180	6,146	14,101	(33)	(6,936)	34,458

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Nine months ended September 30

2018
Revenues	$1,121,716	$406,352	$369,149	$37,098	$1,229	$1,935,544
Adjusted EBITDA	95,911	39,533	44,388	8,399	(9,998)	178,233
Operating earnings	71,203	14,945	39,046	1,220	(23,143)	103,271

2017
Revenues	$989,682	$333,851	$337,921	$8,442	$1,398	$1,671,294
Adjusted EBITDA	86,163	31,598	35,188	652	(6,810)	146,791
Operating earnings	56,738	16,429	30,775	518	(15,933)	88,527

Note to Segmented Results
The Investment Management segment includes Harrison Street which was acquired in July 2018, as well as the Company’s existing European investment management business which was previously reported within the EMEA segment.

COMPANY CONTACTS:

Jay S. Hennick
Chairman & CEO

John B. Friedrichsen
CFO

(416) 960-9500